United States
Securities and Exchange Commission
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2002

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F  [X]  Form 40 F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1. Financial Statements
Item 2. Operating and Financial Review and Prospects
Exhibits and Reports on Form 6-K
Signatures

Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-101322).

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges (“Satyam Computer Services”). “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.

     In this report, references to “$”,“US$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “GBP” are to the legal currency of United Kingdom and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on December 31, 2002 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2002 was Rs.48.00 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles or U.S. GAAP. Solely for your convenience, some of the information contained in our financial statements has been translated into U.S. dollars. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 2–OPERATING AND FINANCIAL REVIEW AND PROSPECTS—RISKS RELATED TO OUR BUSINESS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at

	March 31,		December 31,

	2002		2002
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Rs.	658,111	Rs.	847,564	$17,658
Cash - restricted		52,389		93,291	1,944
Accounts receivable		419,961		367,111	7,648
Due from officers and employees		38,675		446	9
Inventories		35,426		32,107	668
Prepaid expenses		114,755		150,754	3,141
Other current assets		85,028		157,755	3,287

Total current assets		1,404,345		1,649,028	34,355
Cash - restricted		100,000		100,010	2,084
Property, plant and equipment-net		1,932,046		1,559,433	32,488
Goodwill and other intangible assets		341,179		238,809	4,975
Investments in affiliates		170,332		178,629	3,722
Investments		9,477		1,448	30
Other assets		188,895		104,225	2,171

Total assets	Rs.	4,146,274	Rs.	3,831,582	$79,825

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		3,218		3,052	64
Accrued liabilities		499,390		421,609	8,784
Deferred revenue		144,519		265,346	5,528
Advances from customers		15,320		25,678	535
Other current liabilities		21,278		28,397	592

Total current liabilities		683,725		744,082	15,503
Non-current liabilities:
Capital lease obligations, excluding current installments		3,922		3,233	67
Deferred tax liability		13,388		14,603	304
Other liabilities		39,877		38,605	804

Total liabilities		740,912		800,523	16,678

Minority interest		11,249		2,971	62
Stockholders’ equity
Common stock, Rs 10 par value; 35,000,000 equity shares authorized as on March 31, 2002 and 37,500,000 equity shares authorized as on December 31, 2002 ; Issued and outstanding: 23,202,176 shares as of March 31,2002 and 32,795,200 as of December 31, 2002		232,022		327,952	6,832
Additional paid-in capital		13,649,324		14,329,138	298,524
Deferred compensation - employee stock offer plan		(74,961)		(33,483)	(698)
Accumulated deficit		(10,408,381)		(11,590,825)	(241,475)
Accumulated other comprehensive income		(3,891)		(4,694)	(98)

Total stockholders’ equity		3,394,113		3,028,088	63,085

Total liabilities and stockholders’ equity	Rs.	4,146,274	Rs.	3,831,582	$79,825

See accompanying notes to unaudited consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended December 31,

	2001		2002
Revenues	Rs.	414,820	Rs.	518,143	$10,795
Revenues from Satyam Computer Services Limited		3,393		1,024	21

Total revenues	Rs.	418,213	Rs.	519,167	$10,816
Cost of revenues (excluding depreciation and amortization)		(308,887)		(314,720)	(6,557)

Gross profit (excluding depreciation and amortization)		109,326		204,447	4,259

Operating expenses:
Selling, general and administrative expenses		430,548		433,321	9,028
Provision for doubtful receivables		25,101		61,987	1,291
Acquisition expenses		—		—	—
Amortisation of goodwill		—		—	—
Impairment of goodwill		—		—	—
Amortisation of deferred stock compensation expense		7,846		40,000	834
Foreign exchange loss / (gain)		(8,253)		2,991	62

Total operating expenses		455,242		538,299	11,215

Operating loss		(345,916)		(333,852)	(6,956)
Other income, net		(3,277)		18,409	384

Loss before taxes, equity in losses of affiliates and minority interest		(349,193)		(315,443)	(6,572)
Equity in losses of affiliates		(19,137)		(7,287)	(152)
Impairment of investment in affiliate		—		—	—
Minority interest		3,380		2	—

Losses before income taxes		(364,950)		(322,728)	(6,724)
Taxes		(8,470)		1,041	22
Net loss from continuing operation	(Rs.	373,420)	(Rs.	321,687)	($6,702)

Loss from discontinued operation	(Rs.	22,902)		—	—

Net loss	(Rs.	396,322)	(Rs.	321,687)	($6,702)

Net loss per share- continuing operation		(16.09)		(12.93)	(0.27)
Net loss per share-discontinued operation		(0.99)		—	—
Net loss per share		(17.08)		(12.93)	(0.27)
Weighted equity shares used in Computing loss per equity share		23,202,176		24,870,528	24,870,528

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended December 31,

	2001		2002
Revenues	Rs.	1,158,337	Rs.	1,382,113	$28,794
Revenues from Satyam Computer Services Limited		19,170		5,606	117

Total revenues	Rs.	1,177,507	Rs.	1,387,719	$28,911
Cost of revenues (excluding depreciation and amortization)		(905,055)		(946,567)	(19,720)

Gross profit (excluding depreciation and amortization)		272,452		441,152	9,191

Operating expenses:
Selling, general and administrative expenses		1,372,050		1,442,976	30,062
Provision for doubtful receivables		55,191		146,735	3,057
Acquisition expenses		20,000		—	—
Amortisation of goodwill		292,964		—	—
Impairment of goodwill		4,115,145		—	—
Amortisation of deferred stock compensation expense		21,847		56,750	1,182
Foreign exchange loss / (gain)		(42,806)		(7,838)	(163)

Total operating expenses		5,834,391		1,638,623	34,138

Operating loss		(5,561,939)		(1,197,471)	(24,947)
Other income, net		30,767		34,394	717

Loss before taxes, equity in losses of affiliates and minority interest		(5,531,172)		(1,163,077)	(24,230)
Equity in losses of affiliates		(113,681)		(37,877)	(789)
Impairment of investment in affiliate		(1,089,870)		—	—
Minority interest		7,323		12,292	256

Losses before income taxes		(6,727,400)		(1,188,662)	(24,763)
Taxes		(17,804)		6,218	129
Net loss from continuing operation	(Rs.	6,745,204)	(Rs.	1,182,444)	($24,634)

Loss from discontinued operation	(Rs.	48,671)		—	—

Net loss	(Rs.	6,793,875)	(Rs.	1,182,444)	($24,634)

Net loss per share-continuing operation		(290.81)		(49.77)	(1.04)
Net loss per share-discontinued operation		(2.10)		—	—
Net loss per share		(292.91)		(49.77)	(1.04)
Weighted equity shares used in Computing loss per equity share		23,194,477		23,760,316	23,760,316

See accompanying notes to unaudited consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as stated otherwise)

	Nine months ended
	December 31,

	2001		2002
Net loss from continuing operation	(Rs.	6,745,204)	(Rs.	1,182,444)	($24,634)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and impairment of goodwill		4,871,934		667,977	13,916
Equity in losses of affiliates		1,203,551		37,877	789
Gain on sale of investments		—		(3,546)	(74)
Loss on sale of plant and equipment		3,324		995	21
Provision for doubtful receivables		55,191		146,735	3,057
Inventory write down		—		20,273	422
Minority interest		(7,323)		(8,278)	(172)
Others		17,804		(5,944)	(124)
Changes in assets and liabilities:
Accounts receivable		(98,598)		(102,122)	(2,128)
Due from officers and employees		8,744		60,865	1,268
Inventories		27,768		(3,561)	(74)
Prepaid expenses		61,778		(35,999)	(750)
Other assets		118,518		1,477	31
Accrued expenses		23,326		(27,941)	(582)
Trade accounts payable		—		(49,840)	(1,039)
Deferred revenue		10,554		120,827	2,517
Advances from customers		(82,639)		10,358	216
Other liabilities		(47,063)		15,211	317

Net cash used in continuing operations	(Rs.	578,335)	(Rs.	337,080)	($7,023)
Net cash provided by discontinued operations	Rs.	239,324		—	—

Net cash used in operating activities	(Rs.	339,011)	(Rs.	337,080)	($7,023)

Cash flows from investing activities:
Expenditure on plant and equipment		(220,783)		(128,352)	(2,674)
Proceeds from sale of plant and equipment		10,846		11,114	232
Investment in affiliates		(98,084)		(46,167)	(962)
Net movement in cash - restricted		(6,216)		(40,912)	(852)
Purchase consideration for acquisition, net of cash		(12,023)		—	—
License fee		(59,434)		(37,325)	(778)
Proceeds from sale of investments		—		8,579	179

Net cash used in continuing operations	(Rs.	385,694)	(Rs.	233,063)	($4,855)
Net cash used in discontinued operations	(Rs.	69,916)		—	—

Net cash used in investing activities	(Rs.	455,610)	(Rs.	233,063)	($4,855)

Cash flows from financing activities:
Principal payments under capital lease obligations		(7,139)		(855)	(18)
Net proceeds from issuance of common stock		—		760,471	15,843

Net cash used in continuing operations	(Rs.	7,139)	Rs.	759,616	$15,825
Net cash provided by / (used in) financing activities	(Rs.	7,139)	Rs.	759,616	$15,825

Effect of exchange rate changes on cash		(4,040)		(20)	—
Net increase / (decrease) in cash and cash equivalents		(805,800)		189,453	3,947
Cash and cash equivalents at the beginning of the period		1,414,205		658,111	13,711

Cash and cash equivalents at the end of the period	Rs.	608,405	Rs.	847,564	$17,658

See accompanying notes to unaudited consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

					Accumulated	Deferred
	Common stock		Additional		other	compensation-
			paid	Comprehensive	comprehensive	employee stock
	Shares	Par value	in capital	income	income	offer plan

Balance as of March 31, 2002	23,202,176	232,022	13,649,324		(3,891)	(74,961)

Issue of common stock for acquisitions and investments	9,593,024	95,930	664,542	—	—	—
Compensation related to stock option grants	—	—	86	—	—	(86)
Amortization of compensation related to stock option grants	—	—	15,186	—	—	41,564
Net loss	—	—	—	(1,182,444)	—	—
Other comprehensive income
Unrealized loss on investments, net	—	—	—	(995)	(995)	—
Foreign exchange translation adjustment	—	—	—	192	192	—

Comprehensive income	—	—	—	(1,183,439)	—	—

Balance as of December 31, 2002 (unaudited)	32,795,200	327,952	14,329,138		(4,694)	(33,483)

Balance as of December 31, 2002 (in US$) (unaudited)	32,795,200	6,832	298,524	(24,655)	(98)	(698)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Total
	Accumulated	stockholders’
	deficit	equity

Balance as of March 31, 2002	(10,408,381)	3,394,113

Issue of common stock for acquisitions and investments	—	760,472
Compensation related to stock option grants	—	—
Amortization of compensation related to stock option grants	—	56,750
Net loss	(1,182,444)	(1,182,444)
Other comprehensive income
Unrealized loss on investments, net	—	(995)
Foreign exchange translation adjustment	—	192
Comprehensive income	—	—

Balance as of December 31, 2002 (unaudited)	(11,590,825)	3,028,088

Balance as of December 31, 2002 (in US$) (unaudited)	(241,475)	63,085

See accompanying notes to unaudited consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

1.	Summary of significant accounting policies

a.	Basis of preparation of financials statements

The accompanying financial statements of Sify Limited (“Sify”) and its subsidiaries (collectively referred to as the “Company”) have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended December 31, 2002 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs.48.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on December 31, 2002 or at any other date.

b.	Interim Information

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2002.

c.	Use of estimates

In conformity with US GAAP, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation and amortization of long-lived assets and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

d.	Principles of consolidation

The consolidated financial statements of Sify include financial statements of its majority-owned subsidiaries, which are more than 50% owned or where Sify is able to exercise control over the operating and financial policies of the investees. All material inter-company accounts and transactions are eliminated on consolidation.

e.	Investments in affiliates

The Company accounts by the equity method for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees. The excess of cost of the stock of these investees over the Company’s share of their net assets at the acquisition date is being amortized on a straight-line basis over 5 years.

f.	Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks.

g.	Revenue recognition

The operating segments of the Company include:

▪	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

▪	Internet access services; and

▪	Online portal services and content offerings.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

These segments recognize revenues on the following basis:

     Corporate network/data services

Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is an off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises from the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is based on the residual amount using the residual method as defined in SOP 98-9. Revenue from ancillary services such as email facilities, fax facility and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances

Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process based on the guidelines of SOP 97-2, Software Revenue Recognition. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element under SOP 98-9. Revenue from hosting services is recognized over the period during which the service is provided.

     Internet access services

Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited internet access and electronic mail access is recognized over the specified period.

Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.

Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchise fee revenue recognized during the nine-month period ending December 31, 2002 was Rs.6.07 million (US$ 0.12 million). As of December 31, 2002, Sify owned 27 of the 727 cybercafés. Internet access revenue is recognized based on usage by the customer.

     Online portal services

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized ratably over the period of the contract based on actual impressions/click throughs/ leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

h.	Inventories

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

i.	Property, plant and equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. The estimated useful lives of assets are as follows:

Buildings	28	years
Plant and machinery	5	years
Computer equipment	2	years
Office equipment	5	years
Furniture and fixtures	5	years
Vehicles	5	years

Software for internal use is acquired primarily from third-party vendors and is in ready-to-use condition. Costs for acquiring such software are capitalized. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software. Software acquired for internal use with estimated useful life of less than one year is expensed upon acquisition. Deposits paid towards the acquisition of plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not ready to be put to use are disclosed under Construction-in-progress.

j.	Intangible assets

Intangible assets recorded at cost or fair value and are amortized on a straight-line basis over the economic lives of the respective assets, generally between three to five years.

k.	Foreign currency translations

The functional and reporting currency of the Company is the Indian rupee, except that of India Plaza Inc (a wholly owned subsidiary incorporated in United States) whose functional currency is US Dollar. The translation of the US dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.

l.	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are expressed in the functional currency at the rates of exchange as of the balance sheet date. The unrealized gain or loss resulting from this translation is reflected in the statements of operations. Income and expenses in foreign currencies are expressed in the functional currency at exchange rates prevailing when income is earned or expenses are incurred.

m.	Earnings per share

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Disclosure of diluted earnings per share is not applicable as the potential equity shares are anti-dilutive. The Company’s outstanding shares includes shares held with a depositary to represent equity shares underlying the Company’s ADSs. Effective September 24, 2002, one ADS represented one equity share. The Company’s 1-for-4 ADS reverse ratio change on September 24, 2002 does not have any effect on our equity shares or per equity share amounts, as the underlying equity shares representing ADSs were unchanged.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

n.	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which realization is uncertain.

o.	Advertising costs

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed during the nine months ended December 31, 2002 and 2001 was Rs. 28,374 (US$ 0.6 million) and Rs. 20,239 (US$ 0.4 million).

p.	Retirement benefits to employees

i)	Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

ii)	Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The gratuity plan is accounted for in accordance with SFAS No. 87.

q.	Stock-based compensation

The Company uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

r.	Impairment of long-lived assets and long-lived assets to be disposed of

The Company adopted SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets effective April 1, 2002. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using discounted estimated cash flows.

s.	Goodwill and intangibles

The Company adopted the provisions of SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets effective April 1, 2002. Under SFAS 142, we no longer amortize goodwill or indefinite-life intangible assets. In connection with the transitional goodwill impairment evaluation, SFAS 142 required us to perform an assessment of whether there was any indication that goodwill was impaired at the date of adoption. We performed the assessment and determined there was no indication of impairment. In addition, the Company has assessed the remaining useful lives of identified intangibles with definite useful lives and concluded that there was no change to the remaining useful lives of the intangibles. The Company provides for amortization over the determined useful life of the asset. Intangible assets with indefinite useful lives and goodwill are tested for impairment periodically and diminution in value, if any, is provided for through a charge in the statement of operations.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

t.	Investment securities

The Company has evaluated its investment policies consistent with the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is determined using first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

u.	Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

2.	Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exist sufficient evidence of fair value to separately account for some or all of the deliverables. The Company is currently evaluating the impact of Issue No. 00-21.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company’s accounting or disclosure policies.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002 and will be adopted by the Company for the year ending March 31, 2003. The Company continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. The Company is currently evaluating the impact of this interpretation.

3.	Change of name

The company changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

4.	Cash and cash equivalents

Cash and cash equivalents as on December 31, 2002 amounted to Rs.847,564 (Rs.658,111 as on March 31, 2002). This excludes cash-restricted included in current assets of Rs. 93,291 (Rs.52,389 as on March 31, 2002) and cash-restricted included in non- current assets of Rs. 100,010 (Rs.100,000 as on March 31, 2002)

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

5.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com”, that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business to business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company include:

▪	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

▪	Internet access services; and

▪	Online portals services and content offerings.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM during fiscal 2002 and 2001 was “Earnings/loss before interest, taxes, depreciation and amortization.” Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as follows:

Bandwidth costs in Sify are of three kinds: Last mile, Inter city and International. Last mile is directly identifiable to the segment. Inter city bandwidth is allocated based on the number of subscribers or iway cafes at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). International bandwidth is allocated amongst user population based on ports used and estimates of bandwidth per port for retail consumers and bandwidth sold and peak bandwidth used for corporate consumers. The Company believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation and technology, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarter ended December 31, 2002 and 2001 and the nine months ended December 31, 2002 and 2001 is presented below:

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

			Quarter ended December 31, 2002

	Corporate	Internet	Online		Total
	network /	access	portal	Other	continuing
	data services	services	services	services	operations
Revenues	254,048	179,669	44,055	41,395	519,167
Operating expenses	(168,209)	(251,072)	(62,923)	(32,571)	(514,775)
Equity in losses of affiliates	—	—	5,421	—	5,421
Minority interest	—	2	—	—	2

Segment operating income / (loss)	85,839	(71,401)	(13,447)	8,824	9,815
Corporate expenses					(164,699)
Foreign exchange gain/(loss)					(2,991)
Other income / (expense), net					17,862

Profit / (loss) before interest, taxes, depreciation and amortization					(140,013)
Depreciation, amortization					(183,262)
Interest income					547
Income taxes					1,041

Net loss					(321,687)

			Quarter ended December 31, 2002

	Corporate	Internet	Online		Total
	network /	access	portal	Other	continuing	Discontinued
	data services	services	services	services	operations	operations
Revenues	204,918	138,506	54,380	20,409	418,213	95,433
Operating expenses	(134,574)	(260,709)	(63,615)	(26,761)	(485,659)	(102,375)
Equity in losses of affiliates	—	—	(17,027)	—	(17,027)	—
Minority interest	—	2,778	602	—	3,380	—

Segment operating income / (loss)	70,344	(119,425)	(25,660)	(6,352)	(81,093)	(6,942)
Corporate expenses					(114,497)
Foreign exchange gain/(loss)					8,253
Other income / (expense), net					(229)

Profit / (loss) before interest, taxes, depreciation and amortization					(187,566)	(6,942)
Depreciation and amortization					(174,336)	(24,430)
Interest income					(3,048)
Income taxes					(8,470)	8,470

Net profit / (loss)					(373,420)	(22,092)

Depreciation and amortization includes Rs. 12,708 and Rs. 2,110 for the quarter ended December 31, 2002 and 2001 respectively which represents that portion of the equity loss in affiliates pertaining to their depreciation and amortization expense. Impairment has been included in depreciation and amortization.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

			Nine months ended December 31, 2001

	Corporate
	network /	Internet	Online		Total
	data	access	portal	Other	continuing
	services	services	services	services	operations
Revenues	699,741	467,332	126,047	94,599	1,387,719
Operating expenses	(525,672)	(708,279)	(174,300)	(75,608)	(1,483,859)
Equity in losses of affiliates	—	—	(4,219)	—	(4,219)
Minority interest	—	1,967	—	—	1,967

Segment operating income / (loss)	174,069	(238,980)	(52,472)	18,991	(98,392)
Corporate expenses					(423,670)
Foreign exchange gain/(loss)					7,838
Other income / (expense), net					19,001

Profit / (loss) before interest, taxes, depreciation and amortization					(495,223)
Depreciation and amortization					(708,832)
Interest income					15,393
Income taxes					6,218

Net loss					(1,182,444)

			Nine months ended December 31, 2001

	Corporate
	network /	Internet	Online		Total
	data	access	portal	Other	continuing	Discontinued
	services	services	services	services	operations	operations
Revenues	589,154	381,956	157,671	48,726	(1,177,507	300,178
Operating expenses	(402,483)	(783,109)	(205,422)	(102,209)	(1,493,223)	(304,945)
Equity in losses of affiliates	—	—	(53,222)	—	(53,222)	—
Minority interest	—	5,506	1,817	—	7,323	—

Segment operating income / (loss)	186,671	(395,647)	(99,156)	(53,483)	(361,615)	(4,767)
Corporate expenses					(399,323)	—
Foreign exchange gain/(loss)					42,806	—
Other income / (expense), net					(2,269)	—

Profit / (loss) before interest, taxes, depreciation and amortization					(720,401)	(4,767)
Depreciation and amortization					(6,040,035)	(61,708)
Interest income					33,036	—
Income taxes					(17,804)	17,804

Net profit / (loss)					(6,745,204)	(48,671)

Depreciation and amortization includes Rs. 33,658 and Rs. 60,459 for the nine months ended December 31, 2002 and 2001 respectively which represents that portion of the equity loss in affiliates pertaining to their depreciation and amortization expense. Impairment has been included in depreciation and amortization.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

6.	Products and services

Breakup of revenues and cost of revenues against products and services are as follows :

	Quarter ended December 31,					Nine months ended December 31,

	2001		2002			2001		2002

Revenue
Products	Rs.	56,647	Rs.	44,060	$918	Rs.	153,594	Rs.	160,012	$3,334
Services		361,566		475,107	9,898		1,023,193		1,227,707	25,577

		418,213		519,167	10,816		1,177,507		1,387,719	28,911
Cost of revenues (excluding depreciation and amortization)
Products	Rs.	46,878	Rs.	37,114	$773	Rs.	125,795	Rs.	143,953	$2,999
Services		262,009		277,606	5,784		777,260		802,614	16,721

		308,887		314,720	6,557		905,055		946,567	19,720

7.	Goodwill and intangibles

The Company has adopted the provisions of SFAS 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Intangible assets with indefinite useful lives and goodwill are tested for impairment periodically and diminution in value, if any, is provided for through a charge to the statement of operations.

At December 31, 2002, the Company’s goodwill and other intangible assets amounted to Rs. 14,595 and Rs. 224,214 respectively.

Acquired and amortized intangible assets

		As at December 31, 2002
	Weighted	Gross	Accumulated
	average life	carrying amount	amortization
Technical know how fees	4.89	90,313	29,607
Portals and web content	5.00	98,030	41,237
Employment contracts	5.00	58,320	17,416
Customer contracts and others	3.00	87,002	21,191
Total		333,665	109,451

The aggregate amortization expense for the quarter ended December 31, 2002 was Rs. 20,140

Estimated amortization expense

For the year ended
March 31,
2003	82,164
2004	79,301
2005	75,303
2006	40,545
2007	9,090
2008	20

As required by SFAS 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. Subsequent to the adoption of FAS 142, the Company does not amortize goodwill, but will instead test for impairment at least annually. The following table discloses what reported net loss from operations and loss per share would have been in all periods presented excluding amortization of goodwill.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

	For the nine months ended December 31,
Adjusted net loss	2001		2002		2002
Reported net loss	(Rs.	6,793,875)	(Rs.	1,182,444)	($24,634)
Add: Goodwill amortization		292,964		—	—
Add: Equity goodwill amortization		75,210		—	—
Adjusted net loss	(Rs.	6,425,701)	(Rs.	1,182,444)	($24,634)
Adjusted net loss per share	(Rs.	277.04)	(Rs.	49.77)	($1.04)

For the quarter ended December 31, 2002 and December 31, 2001, there is no difference between the adjusted net loss and the respective reported net loss from continuing operations.

There is no goodwill associated with discontinued operations and no extraordinary items.

8.	Deferred revenue:

Deferred revenue includes the amount of unearned income which were invoiced as at the end of the period for the following segments :

Corporate network / Data services relates to the connectivity / hosting charges which were invoiced and unearned as at the end of the period

Internet access services and online portal services relates to the Internet access charges and the advertisement charges which were invoiced and unearned as at the end of the period

Other services relates to the educational charges and digital certification charges which were invoiced and period not completed and remain unearned as at the end of the period

The components of deferred revenue for these segments are :

	31-Dec-02	31-Mar-02
Corporate network / Data services	109,130	52,303
Internet access services	145,153	81,408
Online portal services	2,431	2,997
Other services	8,632	7,811
	265,346	144,519

9.	Softbank and VentureTech

On December 16, 2002, the US $13.0 million investment by SOFTBANK Asia Investment Fund (SAIF) and the US $3.5 million first tranche of the investment by VentureTech Solutions Private Limited (VentureTech) were completed pursuant to the Subscription Agreements, dated as of October 7, 2002, by and between Sify and each of SAIF and VentureTech. The transaction was approved by Sify’s stockholders at the Extraordinary General Meeting on 9th December 2002. An aggregate of 7,558,140 ADSs were issued to SAIF and an aggregate of 2,034,884 equity shares were issued to VentureTech. VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of US $3.5 million prior to May 1, 2003.

Upon completion of these transactions, the number of Sify’s outstanding equity shares has increased from 23.2 million to 32.8 million and the interest of Satyam Computer Services in our company has reduced to approximately 37%.

On completion of the additional investment by VentureTech, interest of SAIF, VentureTech and Satyam Computer Services will be 21.7%, 11.7% and 35.0% respectively.

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

10.	Cricinfo

On July 29, 2000, Sify acquired 25% of the outstanding shares of Cricinfo Limited (“Cricinfo”), a private company incorporated in the United Kingdom and the Company accounted for its interest in Cricinfo by the equity method. On October 5, 2001, the Company entered into an agreement to subscribe for unsecured convertible loan notes (“loan notes”) to be issued by Cricinfo in an aggregate amount of up to GBP 1.6 million to meet Cricinfo’s short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004 and the terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by the Company and Cricinfo.

The Company has entered into a Term Loan Agreement with Cricinfo granting a term loan facility of GBP 100,000. The Loan will carry an interest rate of 4 % per annum. The interest is payable on the last day of the Interest Periods of 6 months each. The loan is repayable on 31st December 2004. This term loan and the convertible loan have been secured by a Debenture document executed by Cricinfo.

At December 31, 2002, the Company had advanced loan notes aggregating to Rs. 123,833. In addition, the Company shall be entitled at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. The above agreement for loan notes does not give Sify a majority voting interest or a controlling financial interest over the period of the loan notes. Further, the Company has no current intention of converting loans to equity. Therefore, the investment of Sify in Cricinfo continues to be accounted for as an equity investment. However, the original equity investment of US $ 37.5 million made in July 2000 has been written down to zero and subsequently 100% of the equity losses are being accounted by Sify on the basis of the guaranteed loan notes.

In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited, and, in connection with that transaction, Sify’s loan to CricInfo was fully repaid and Sify acquired 33% of the equity in Wisden CricInfo Limited.

11.	Discontinued operations

On October 24, 2001, the Company announced its proposal to divest its software services (e-business services) division to its former parent company, Satyam Computer Services. The software services division provided business-to-business e-commerce and web site development that covered information technology services in India, Australia and the U.S. Revenues from this segment represented approximately 19% of the Company’s total revenue for the three months period ended December 31, 2001. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit the Company to concentrate on Internet services. Sale of this division to Satyam Computer Services was completed for an aggregate consideration of Rs.349,165 on February 28, 2002, the date on which requisite shareholders approval was obtained. The results of operations of the discontinued e-business division for all periods have been reported separately as “Income / (loss) from discontinued operations” as it qualifies as discontinued operations under APB 30.

The summarised information on results of discontinued operation for the three-month period ended December 31, 2001 is given below.

	Three months	Nine months
	ended	ended
	December 31, 2001
Revenues	95,433	300,178
Operating expenses net of other income	(126,805)	(366,653)
(Loss) from discontinued operations before taxes	(31,372)	(66,475)
Income taxes	8,470	17,804
Net (loss) from discontinued operations	(22,902)	(48,671)

SIFY LIMITED (formerly known as Satyam Infoway Limited)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

12.	Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. That motion is now pending before the Court. Although Sify does not know when the Court will decide the motion or what that decision will be and is unable to estimate the range of loss that is reasonable possible, Sify believes that it has meritorious defenses and intends to defend this action vigorously. However, Sify could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Sify’s business could be harmed.

Sify’s subsidiary IndiaWorld Communications was involved in litigation in the United States relating to the IndiaWorld trademark which dispute was settled during the quarter ended December 31, 2002 without any liability to Sify or IndiaWorld Communications.

The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels which Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates. Sify does not expect the outcome of these proceedings to have a material adverse effect on its financial condition or results of operation.

Sify is party to additional legal actions arising in the ordinary course of business. Based on information available as of December 31, 2002 Sify believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

13.	Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current period’s presentation.

Item  2.   Operating and Financial Review and Prospects.

          The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Risks Related to Our Business.”

Overview

          Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until recently, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. We conduct a significant majority of our business in India. Our wholly-owned subsidiary, Indiaplaza.com, is located in San Jose, California and conducts business in the United States. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.

          Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

          In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

          On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SatyamOnline, (soon to be renamed as SifyOnline, hereinafter referred to as SifyOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

          In October 1999, we completed our initial public offering and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

          We acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, in June 2000 through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

          In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

          In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire the outstanding capital stock of IndiaPlaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 113,798 ADSs (representing 113,798 equity shares) to the former equity holders of IndiaPlaza.com. For U.S. GAAP reporting purposes, the financial statements of Indiaplaza.com have been consolidated with our financials statements from and after December 8, 2000.

          In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provide for an interest rate of 8.0% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On May 17, 2002, we entered into an Amended Subscription Agreement, for an additional amount of up to GBP 0.6 million to CricInfo that will be subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.6 million. We have also entered into a Term Loan Agreement with Cricinfo granting a term loan facility of GBP 100,000. The Loan will carry an interest rate of 4 % per annum. The interest is payable on the last day of the Interest Periods of 6 months each. The loan is repayable on 31st December 2004. This term loan and the convertible loan have been secured by a Debenture document executed by Cricinfo.

          Also in October 2001, we announced our proposal to divest our software services business, which principally involves business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our former parent company, Satyam Computer Services. Our software services business represented approximately 18% of our revenues for fiscal 2002. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit us to concentrate on Internet services.

          In July 2001, we completed our acquisition of Kheladi.com through the issuance of 19,073 equity shares. The terms of the agreement include contingent payments upon the achievement of specified profitability and revenue targets. As of September 30, 2002, these contingencies were not met and no payments have been made.

          In July 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited has assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment based on the historical revenues generated by the customers obtained by us.

          In evaluating investment opportunities, we consider important factors such as strategic fit, competitive advantage and financial benefit through a formal net present value evaluation. There is no major difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our strategy of investment has not undergone major changes in the last three years.

          In December 2002, the US $13.0 million investment by SOFTBANK Asia Investment Fund (SAIF) and the US $3.5 million first tranche of the investment by VentureTech Solutions Private Limited (VentureTech) were completed pursuant to the Subscription Agreements, dated as of October 7, 2002, by and between us and each of SAIF and VentureTech. The transaction was approved by our stockholders at the Extraordinary General Meeting on December 9, 2002. An aggregate of 7,558,140 ADSs were issued to SAIF and an aggregate of 2,034,884 equity shares were issued to VentureTech. In connection with this transaction, the interest of Satyam Computer Services in our company was reduced to 37% and Mr. Ramalinga Raju resigned as the Chairman of our Board of Directors. VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of US $3.5 million prior to May 1, 2003.

          Upon completion of these transactions, the number of our outstanding equity shares increased from 23.2 million to 32.8 million and the ownership interest of Satyam Computer Services in our company was reduced to approximately 37%. On completion of the additional investment by VentureTech, the ownership interest of SAIF, VentureTech and Satyam Computer Services will be 21.7%, 11.7% and 35.0% respectively.

          In connection with the completion of the financing, the parties have entered into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement has also granted the investors consent rights with respect to specified corporate transactions. The securities issued to SAIF and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements.

          In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited.

Revenues

          For reporting purposes, we classify our revenues into three divisions:

•	Corporate network/data services;

•	Internet access services; and

•	Online portal and content offerings

          In our financial statements, we provide supplemental segment data which provides separate revenue and operating income (loss) information for each of these business segments. Please see Note 5 to our financial statements above.

          Corporate network service revenue represents connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. We provide connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by us is off-the-shelf software, like antivirus utilities and firewalls. The fair value for the hardware and software would be available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises from the carrier exchange (primarily, Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity) however, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, we do not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is based on the residual amount using the residual method as defined in SOP 98-9. Revenue from ancillary services such as email facilities, fax facility and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances

          Web hosting service revenues represent co-location services and connectivity services. On occasion we also sell related hardware/software to our web hosting customers. At all times, such hardware and software, belongs to the customer. This hardware and software is purchased from outside vendors and freely traded in the market. We treat each element of the arrangement as a separate earnings process based on the guidelines of SOP 97-2, Software Revenue Recognition. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by us. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element under SOP 98-9. Revenue from hosting services is recognized over the period during which the service is provided.

          Our Internet access services division derives its revenues from the “SifyOnline” dial-up business, the “iway” public Internet access business, and from other access services. Usage revenues from this segment were Rs 167.9 million for the quarter, accounting for 93.5 % of the total segment revenue as compared to Rs 127.7 million for the quarter ended December 31, 2001 accounting for 92.2 % of the total segment revenue.

          Dial-up Internet access is sold to customers either for a specified number of hours or for unlimited usage within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized over the specified period.

          Public Internet access is provided to customers through a chain of franchisee-owned cybercafés (700) and a limited number of Sify-owned cybercafés (27). We enter into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by us in:

•	Conducting a market survey and deciding on the best location for the cybercafé;

•	Installing the broadband receiver equipment on the roof top of the cybercafé and “connecting” it to one of Sify’s broadcasting towers;

•	Obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	Installing the wiring from the receiver unit to the individual PCs;

•	Assistance in obtaining facilities, including computers and interiors; and

•	Providing the operations manual with instructions and guidelines for running the cybercafé.

The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue. Revenues from franchisee fees were Rs 4.5 million for the quarter ended December 31, 2002 compared to Rs 6.1 million for the quarter ended December 31, 2001. Internet access revenue is recognised based on usage by the customer.

          We grant each franchisee a non-exclusive license to operate the cybercafés using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs/trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing/collection system.

          Our online portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our web sites. We enter into contracts with customers to serve advertisements in the portal and are paid on the basis of impressions, click-throughs or leads and in either case the revenue is recognized ratably over the period of the contract based on actual impressions/click throughs/ leads delivered. There are no performance obligations or minimum guarantee. Revenues from electronic commerce transactions are recognized when the transactions are completed.

          The operating income/(loss) under each of the above segments can be found in Note 5 of the notes to unaudited consolidated financial statements.

Expenses

          Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security products sold and the cost of providing network operations.

          Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and is required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. The trend towards lower bandwidth costs in India has slowed. Notwithstanding the foregoing, the market for bandwidth in India remains volatile and the future pricing trends are not susceptible to quantification.

          Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base and across multiple business segments.

          Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites, the cost of third-party software, cost of gift certificates and phone cards that are sold in accordance with EITF 99-19.

          Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel; salaries and related costs for executive, financial and administrative personnel; sales, marketing, advertising and other brand building costs; provision for doubtful debts, depreciation and amortization of intangibles and travel costs; and occupancy and overhead costs.

          A total of 1.8 million equity shares are currently reserved for issuance under our Associate Stock Option Plan, or ASOP. As of December 31, 2002, we had outstanding an aggregate of 435,300 options (net of 421,200 options forfeited by employees, 96,100 options lapsed and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs 1,642 per equity share. The unamortized deferred compensation relating to these grants amounted to Rs. 33.5 million as of December 31, 2002.

          We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. SFAS 142 requires that the goodwill no longer be amortized to earnings, but instead be reviewed for impairment. In accordance with FAS 142, during fiscal 2003, our management assessed the goodwill and intangible assets that we were carrying on our books.

          In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as CricInfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting. In December 2002, we divested our entire stake in Placements.com Private Limited.

          Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

          For fiscal 1998 through 2002 and the nine months ended December 31, 2002, we incurred negative cash flow from continuing operations of approximately Rs.74.0 million, Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.337.1 million ($7.0 million), respectively. For fiscal 1998 through 2002, and the nine months ended December 31, 2002, we incurred net losses of approximately Rs.100.6 million, Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million and Rs.1,182.4 million ($24.6 million), respectively. We may not be able to realize sufficient future revenues to recover our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of December 31, 2002, we had an accumulated deficit of approximately Rs. 11,590.8 million ($241.5 million).

Results of Operations

Quarter ended December 31, 2002 compared to quarter ended December 31, 2001

          Revenues. We recognized Rs.519.2 million ($10.8 million) in revenues for the quarter ended December 31, 2002, as compared to Rs.418.2 million for the quarter ended December 31, 2001, representing an increase of Rs. 101.0 million, or 24.1%. This increase was attributable to a significant increase in the corporate network/data services businesses, which increased by Rs.49.1 million, or 24.0%, over the same period in the prior year, and an increase in the Internet access services business, which increased by Rs.41.2 million, or 29.7%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. The increase in Internet access revenues was as a result of an increase in the prices charged to customers in the dial up business, an increase in revenues from the public Internet access business and commencement of the voice over IP services during the current quarter. We expect the market for Internet access to remain extremely price competitive. Our online portal and content offerings division accounted for Rs 44.1 million of revenues for the quarter ended December 31, 2002 as compared to Rs 54.4 million for the quarter ended December 31, 2001, representing a decrease of Rs. 10.3 million, or 19%. The decrease can be attributed both to a decrease in third party advertising as well as decreased revenues from e-commerce transactions on our e-commerce portal, India Plaza. Our other business and subsidiaries contributed to an increase of Rs.21 million or 102.9%. The main increase is from our wholly owned subsidiary, Satyam Education Services Limited, which derives its revenues from the design and development of content for Element K, a company based in the US that provides tutorials over the web. Revenues from Element K accounted for 6.9% of our revenues during the quarter ended December 31, 2002, compared with 3.7% of our revenues for the quarter ended December 31, 2001. The contract expires in June 2003. The renewal of the contract is under discussion and continued revenues from this business will depend on the terms of this renewal agreement.

          Cost of Revenues. Cost of revenues were Rs. 314.7 million ($6.6 million), or 60.6% of revenues, for the quarter ended December 31, 2002, compared to Rs.308.9 million, or 73.9% of revenues, for the quarter ended December 31, 2001, representing an increase of Rs.5.8 million, or 1.9%. This increase was due to a Rs.23.6 million increase in cost of goods sold, as result of a increase in direct expenses paid to franchisees for running the franchised iway cafes and a increase in direct personnel costs of the e-learning subsidiary as we hired additional employees, offset by a Rs. 17.8 million decrease in international bandwidth and leased line expenses reflecting increased competition among suppliers.

          Gross Profit. The gross profit for the quarter ended December 31, 2002 was Rs. 204.5 million, compared to Rs. 109.3 million for the quarter ended December 31, 2001. The increase resulted from a Rs. 102.3 million increase in revenue generated by our consumer access and corporate data/network services division combined with cost reductions in international bandwidth through our purchase of satellite bandwidth and cost reductions in leased lines within the country. Bandwidth costs were Rs 176.7 million for the quarter ended December 31, 2002, compared to Rs 194.5 million for the quarter ended December 31, 2001, a decrease of Rs 17.8 million.

          Selling, general and administrative expenses (including provision for doubtful receivables). Selling, general and administrative expenses were Rs.495.3 million ($10.3 million) for the quarter ended December 31, 2002, compared to Rs. 455.7 million for the quarter ended December 31, 2001, representing an increase of Rs 39.7 million or 8.7%. This increase was due to an increase of Rs. 45.1 million in administration expenses as a result of accelerated amortization of deferred compensation (Rs.123.9 million increased to Rs.169.0 million), offset by a decrease of Rs 10.8 million in personnel expenses as a result of decreased headcount (Rs 106.8 million to Rs 96.0 million), a decrease in depreciation of Rs 26.2 million as a result of some assets being fully depreciated (Rs 156.7 million to Rs 130.5 million) and a decrease of Rs. 7.8 million in marketing and selling expenses as a result of decreased level of operation (Rs 45.6 million to Rs 37.8 million). We have taken a series of measures to tighten credit control, which have improved collections and reduced receivables. These measures also had the effect of increasing the provisions required to cover doubtful receivables, which resulted in an increase of Rs 39.4 million (Rs 62.0 million as against Rs 22.6 million) for the quarter.

          Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.40 million ($0.8 million) for the quarter ended December 31, 2002, compared to Rs 7.8 million for the quarter ended December 31, 2001, representing an increase of Rs. 32.0 million during the quarter ended December 31, 2002.

          Equity in loss of affiliates. Equity in loss of affiliates was Rs. 7.3 million ($0.2 million) for the quarter ended December 31, 2002, compared to Rs. 19.1 million for the quarter ended December 31, 2001, representing a decrease of Rs. 11.8 million. In assessing recoverability of goodwill, we considered the cash flows receivable on account of the investment, the current fair value of the entity on an independent basis and the value of strategic and synergistic factors in assessing for other than temporary decline in the value of the investment. We do not believe that these factors are reasonably likely to impact our future results of operations and financial position.

          Other income (net). Other income was Rs. 18.4 million ($0.4 million) for the quarter ended December 31, 2002, compared to Rs. 3.3 million expense for the quarter ended December 31, 2001, representing an increase of Rs. 21.7 million.

          Net Loss. Our net loss from continuing operation was Rs. 321.7 million ($6.7 million) for the quarter ended December 31, 2002, compared to a net loss from continuing operation of Rs. 373.4 million for the quarter ended December 31, 2001. This decrease is attributable to a Rs. 101.0 million increase in revenue and improved operating margins for the quarter ended

December 31, 2002 as against December 31, 2001. There is no difference between the net loss and net loss from continuing operations for the quarter ended December 31, 2002.

Nine months ended December 31, 2002 compared to nine months ended December 31, 2001

          Revenues. We recognized Rs.1,387.7 million ($28.9 million) in revenues for the nine months ended December 31, 2002, as compared to Rs.1,177.5 million for the nine months ended December 31, 2001, representing an increase of Rs. 210.2 million, or 17.9%. This increase was attributable to a significant increase in the corporate network/data services businesses, which increased by Rs.110.6 million (from Rs.589.2 million to Rs.699.8 million), or 18.8%, over the same period in the prior year, and an increase in the Internet access services business, which increased by Rs.85.4 million (from Rs.381.9 million to Rs.467.3 million), or 22.4%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. The increase in Internet access revenues was mainly on account of an increase in prices charged to customers in the dial up business, and increased revenues from iway cafes. Our online portal and content offerings division accounted for Rs 126.1 million of revenues for the nine months ended December 31, 2002, as compared to Rs. 157.7 million for the nine months ended December 31, 2001, representing a decrease of Rs. 31.6 million, or 20.1%. Our other businesses and subsidiaries contributed to an increase of Rs.45.9 million (from Rs.48.7 million to Rs.94.6 million), or 94.6%. The main increase is from our wholly owned subsidiary, Satyam Education Services Limited, which derives its revenues from the design and development of content for Element K, a company based in the US that provides tutorials over the web. The contract expires in June 2003. The renewal of the contract is under discussion and continued revenues from this business will depend on the terms of this renewal agreement.

          Cost of Revenues. Cost of revenues were Rs. 946.6 million ($19.7 million), or 68.2 % of revenues, for the nine months ended December 31, 2002, compared to Rs. 905.1 million, or 76.9 % of revenues, for the nine months ended December 31, 2001, representing an increase of Rs.41.5 million, or 4.6%. This increase was due to a Rs.104.6 million increase in cost of goods sold as result of an increase in direct expenses paid to franchisees for running the franchised iway cafes and an increase in direct personnel costs of the e-learning subsidiary as we hired additional employees offset by a decrease of Rs.52.8 million in international bandwidth and leased line costs resulting from our negotiations with suppliers and marginal changes in direct personnel and other costs.

          Gross Profit. The gross profit for the nine months ended December 31, 2002 was Rs. 441.2 million, compared to Rs. 272.5 million for the nine months ended December 31, 2001. The increase was due to an increase in revenue generated by our consumer access and corporate data/network services division combined with cost reductions in international bandwidth through our purchase of satellite bandwidth and cost reductions in leased lines within the country.

          Selling, general and administrative expenses (including provision for doubtful receivables). Selling, general and administrative expenses were Rs.1,589.7 million ($33.1 million) for the nine months ended December 31, 2002, compared to Rs. 1427.2 million for the nine months ended December 31, 2001, representing an increase of Rs 162.5 million, or 11.4%. This increase was on account of an increase in Rs 152.5 million in depreciation on account of the company identifying certain assets whose carrying amounts were not recoverable. We have taken a series of measures to tighten credit control, which have improved collections and reduced receivables. These measures also had the effect of increasing the provisions required to cover doubtful receivables, which resulted in an increase of Rs 91.4 million (Rs 146.7 million as against Rs 55.3 million) for the nine months ended December 31, 2002. This increase in selling, general and administrative expenses was offset by a decrease in marketing and promotional expenses by Rs 60.7 million resulting from reduction in advertisement expenses, and a decrease in personnel expenses by Rs 36.5 million resulting from a decrease in headcount.

          Amortization / Impairment of goodwill. Amortization / Impairment of goodwill for the nine months ended December 31, 2002 was nil, compared to an impairment of Rs.4,115.2 million and an amortization of Rs. 293.0 for the nine months ended December 31, 2001.

          Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs. 56.8 million ($1.2 million) for the nine months ended December 31, 2002, compared to Rs. 21.9 million for the nine months ended December 31, 2001, representing an increase of Rs. 34.9 million.

          Equity in loss of affiliates. Equity in loss of affiliates was Rs. 37.9 million ($0.8 million) for the nine months ended December 31, 2002, compared to Rs. 113.7 million for the nine months ended December 31, 2001, representing a decrease of Rs.75.8 million or 66.7%. For the nine months ended December 31, 2001, there was also an impairment of investment of Rs 1,089.9 million. Out of the unamortized goodwill of Rs 1,248 million (US$ 26 million) on April 1, 2001, Rs 159 million (US$ 3.3 million) attributable to future cash flows has been retained and the balance Rs 1,089 million (US$ 22.7 million) impaired. In assessing recoverability of goodwill, we considered the cash flows receivable on account of the investment, the current fair value of the entity on an independent basis and the value of strategic and synergistic factors in assessing for other than temporary decline in the value of the investment. We do not believe that these factors are reasonably likely to impact our future results of operations and financial position.

          Other income (net). Other income was Rs. 34.4 million ($0.7 million) for the nine months ended December 31, 2002, compared to Rs. 30.8 million for the nine months ended December 31, 2001, representing an increase of Rs. 3.6 million or 11.8%.

          Net Loss. Our net loss was Rs. 1,182.5 million ($24.6 million) for the nine months ended December 31, 2002, compared to a net loss of Rs. 6,745.2 million for the nine months ended December 31, 2001. This decrease is attributable to a Rs. 210.2 million increase in revenue, improved operating margins and non-impairment of goodwill and investments in affiliates.

          The following table discloses what our reported net loss and loss per share would have been in all periods presented excluding amortization of goodwill.

	For the nine months ended December 31,
					(Rs millions)
Adjusted net loss	2001		2002		2002
Reported net loss	(Rs.	6,793.88)	(Rs.	1,182.45)	($24.63)
Add: Goodwill amortization		292.96		—	—
Add: Equity goodwill amortization		75.21		—	—
Adjusted net loss	(Rs.	6,425.71)	(Rs.	1,182.44)	($24.63)

	For the nine months ended December 31,
Adjusted net loss per share	2001		2002		2002
Reported net loss	(Rs.	292.91)	(Rs.	49.77)	($1.04)
Add: Goodwill amortization		12.63		—	—
Add: Equity goodwill amortization		3.24		—	—
Adjusted net loss	(Rs.	277.04)	(Rs.	49.77)	($1.04)

          There is no goodwill associated with discontinued operations and no extraordinary items.

Liquidity and Capital Resources

          Prior to 1998, we financed our operations through funding from the Satyam Computer Services, our parent at the time. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. During fiscal 2003, we received Rs. 792.0 million in cash proceeds from the sale of equity securities in a private placement.

          In 2002, we sold our software services business, which principally involved business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce and Broadvision, to our former parent company, Satyam Computer Services, for approximately Rs.349.2 million ($7.2 million). This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002.

          The following table summarizes our statements of cash flows for the periods presented:

							For Nine Months Ended
	Fiscal Year Ended March 31,						December 31,

	2000		2001		2002		2002		2002

			Indian rupees
			(in thousands)						U.S. dollars
Net loss from continuing Operations	(Rs.	365,004)	(Rs.	2,681,611)	(Rs.	7,158,265)	(Rs.	1,182,444)	($24,634)
Net decrease (increase) in working capital		(482,162)		(167,297)		27,232		(10,725)	223
Other adjustments for non-cash items		250,273		1,715,473		6,355,353		856,089	17,835
Net cash provided by (used in) investing activities
-continuing operations		(2,388,259)		(4,318,732)		(481,136)		(233,063)	(4,855)
- discontinued operations		(71,038)		(26,804)		(71,279)		—	—
Proceeds from sale of discontinued operations		—		—		349,165		—	—
Net cash provided by (used in) financing activities		10,167,709		(216,465)		(9,097)		759,616	15,825
Effect of exchange rate changes on cash		—		—		(5,598)		(20)	—
Net increase (decrease) in cash and cash equivalents		7,181,164		(5,870,363)		(756,094)		189,453	3,948

          Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds in our acquisition and investment program, including the Indiaworld Communications transaction.

          A significant part of our development of 54 points of presence in India and our related network and infrastructure was completed during fiscal 2001. During the fiscal 2001, we also invested approximately Rs 500.0 million in moving to new owned office space in Chennai and Mumbai. During fiscal 2001, we also invested approximately Rs 173.0 million in buying land at Hyderabad for our subsidiary, Satyam Institute of E- business. We have since decided not to proceed further on this business, and are in negotiations for the sale of this land. Since the expansion into additional points of presence in India is not presently a priority and since the network has sufficient capacity to handle the traffic during 2002, there were no significant sums expended on plant and equipment during the year, except on equipment required to provide broadband access through wireless technologies on the last mile. In light of the reduced capital expenditure requirements for our business, we have budgeted Rs. 100.0 million and Rs.228.4 million, respectively, for capital expenditures in the quarter and fiscal year ending March 31, 2003.

          Although we have 54 points of presence in India, a need for expansion into smaller towns could arise as the corporate and data network services grow. There are many ISP’s and data/network service providers exiting the business, and depending on pricing and other terms, we may acquire one or more of these. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wireline methods of last mile Internet access delivery. We will also likely add an owned access capability in the United States.

          During fiscal 2002, the highest operational priority was to reduce the cash burn incurred to build the organisation and infrstructure to support the rapid growth, which has now stabilized. We pursued several initiatives to reduce the cash burn. The first focus was toward reducing the working capital required by the business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of the data/network services to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolisation of VSNL, negotiation with a range of suppliers, including VSNL, and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last eight quarters. The reductions achieved on account of the above are permanent reductions. We intend to continue to focus on the accomplishment of this objective in fiscal 2003. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of $17.7 million (excluding restricted cash included in current assets of $1.9 million and restricted cash included in non- current assets of $2.1 million) as of December 31, 2002 is sufficient to meet our currently known requirements in the foreseeable future. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

          Cash balances held in foreign currency were Rs.3,365.6 million, Rs.1,344.3 million, Rs.252.8 million and Rs. 641.4 million as of March 31, 2000, 2001, 2002 and December 31, 2002 respectively. Cash balances held in Indian currency were Rs.3,942.0 million, Rs.100.0 million, Rs.557.7 million and Rs. 399.5 million as of March 31, 2000, 2001, 2002 and December 31, 2002 respectively.

          Cash used in operating activities for nine months ended December 31, 2002 was Rs.337.0 million ($7.0 million) consisted of a Rs. 1,182.4 million ($24.6 million) net loss from operations, an increase in accounts receivable of Rs. 102.1 million ($ 2.1 million), a decrease in accrued expenses of Rs. 77.8 million ($ 1.6 million), an increase of Rs. 36 million ($ 0.8 million) in prepaid expenses, minority interest of Rs. 8.3 million ($0.2 million), others of Rs. 5.9 million ($0.1 million), increase in inventories, a Rs. 3.6 million ($ 0.1 million), gain on sale of available for sale securities of Rs.3.5 million ($0.1 million) offset by depreciation, amortization and write off of goodwill of Rs. 668.0 million ($13.9 million), provision for doubtful debts of Rs. 146.7 million ($3.1 million), ) increase in deferred revenue, a Rs. 120.8 million ($ 2.5 million) ) decrease in due from officers and employees, a Rs. 60.9 million ($1.3 million) equity in losses of affiliates of Rs. 37.9 million ($ 0.8 million), inventory write down of Rs. 20.3 million ($0.4 million), a decrease in other liabilities of Rs. 15.2 million ($ 0.3 million), decrease in advances received from customers and a Rs. 10.4 million ($0.2 million), an increase in other asset of Rs. 1.5 million ($0.03 million) and loss on sale of plant and equipment of Rs. 1.0 million ($0.02 million).

          Cash used in investing activities for the nine months ended December 31, 2002 was Rs. 233.1 million ($ 4.8 million), principally consisted of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs. 128.4 million ($2.7 million), investment in the affiliate, Cricinfo of Rs.48.2 million ($ 1.0 million) increase in cash restricted of Rs. 40.9 million ($ 0.9 million), payment of license fees of Rs. 37.3 million ($0.8 million), offset by proceeds from sale investment in affiliates Placement Rs. 2.0 million ($ 0.04 million), proceeds from sale of plant and equipment of Rs. 11.1 million ($0.2 million) and proceeds from sale of available for sale securities Rs.8.6 million ($ 0.2 million).

          Cash provided by financing activities for the nine months ended December 31, 2002 was Rs. 759.6 million

($ 15.8 million) consisted of proceeds from issuance of common stock of Rs. 795.0 million ($ 16.6 million) offset by share issue expenses of Rs.34.5 million ($0.7 million) and principal payment under capital lease obligations of Rs. 0.9 million ($ 0.01 million)

          In the ordinary course of our business we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

          We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. For fiscal 2002 and the nine months ended December 31, 2002, UUNet Technologies accounted for 9.9% and 7.4% of our total revenues, respectively.

          Income Tax Matters

          As of March 31, 2002, the end of our most recently completed fiscal year, we had a net tax loss carryforward of approximately Rs.3,163.5 million ($65.9 million). Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

          The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal ended 2002, the rate of corporate income tax was 35% with a surcharge of 2% thereon, resulting in an effective tax rate of 35.7%. For fiscal 2003, while the basic rate will remain at 35%, the surcharge has been increased to 5%, thereby resulting in an effective tax rate of 36.8%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

          Commitments

          As of December 31, 2002, we had spent approximately Rs 1380 million to develop and deploy our network infrastructure. As of December 31, 2002, our future contractual obligations and commercial commitments were as follows:

		Payments due by period
		Rs. million

Contractual		Less than 1	Rs. million 1-3		After 5
obligations	Total	Year	Years	4-5 years	Years
Capital lease obligations	6.3	3.1	3.2	—	—
Total contractual obligations	6.3	3.1	3.2	—	—

		Amount of commitment expiration per period

	Total amounts	Less than 1	Rs. million		Over 5
Other commercial commitments	committed	year	1-3 years	4-5 years	years
Standby letters of credit	58.3	58.3	—	—	—
Guarantees	135.0	34.9	100.1	—	—
Other commercial commitments	52.7	52.7	—	—	—
Total commercial commitments	246.0	145.9	100.1	—	—

Effects of Inflation

          Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2001 were 7.2%, 13.2%, 5.0%, 4.3% and 3.7% respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the TRAI of India may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Foreign Exchange Gain /(Loss)

          Our foreign exchange gain/(loss) was Rs. (0.01) million, Rs.0.6 million, Rs.5.4 million, Rs.162.0 million, Rs.44.5 million and Rs. 7.8 million ($0.2 million) for fiscal 1998, 1999, 2000, 2001, 2002 and for the nine months ended December 31, 2002, respectively.

Impact of Recently Issued Accounting Standards

Recent Accounting Pronouncements Implemented

          In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 Business Combinations, which requires that all business combinations be accounted for under the purchase method. Use of the pooling-of-interest method is no longer permitted and is effective for business combinations initiated after June 30, 2001. We adopted the provisions of SFAS 141 during the year ended March 31, 2002 in relation to the acquisition of Kheladi.com, which was the only business combination effective post June 30, 2001.

          SFAS 142, Goodwill and Other Intangible Assets requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for financial years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 31, 2001. We adopted the provisions of SFAS 142 effective April 1, 2002. We completed the first step of the transitional impairment test by September 30th 2002, on the goodwill related to Kheladi.com acquisition, and concluded that there was no impairment. The following table discloses what reported net loss and loss per share would have been for the nine months ended December 31, 2001 if goodwill had not been amortized.

	Rs. millions
	For the nine months
	ended December 31, 2001
Adjusted Net Loss
Reported net loss	(Rs.	6,793.88)
Add: Goodwill amortization		292.96
Add: Equity goodwill amortization		75.21
Adjusted net loss	(Rs.	6,425.71)
Adjusted net loss per share	(Rs.	277.04)

Our goodwill and other intangible assets at December 31, 2002,amounted to Rs 14,595 (US$ 0.3 million) and Rs 224,214 (US$ 4.6 million) respectively.

Recent Accounting Pronouncements

          In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 15, 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exist sufficient evidence of fair value to separately account for some or all of the deliverables. The Company is currently evaluating the impact of Issue No. 00-21.

          In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company’s accounting or disclosure policies.

          In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002 and will be adopted by the Company for the year ending March 31, 2003. The Company continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. The Company is currently evaluating the impact of this interpretation.

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in November 1998, it is difficult to evaluate our company based on our historical results of operations.

          We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

          Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2002 and the nine months ended December 31, 2002, we incurred net losses of Rs.7202.5 million ($150.0 million) and Rs.1,182.4 million ($24.6 million), respectively. As of December 31, 2002, we had an accumulated deficit of approximately Rs.11,590.8 million ($241.5 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

          Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2002 and the nine months ended December 31, 2002, we incurred net losses of Rs.7,202.5 million ($150.0 million) and Rs.1,182.4 million ($24.6 million), respectively. As of December 31, 2002, we had an accumulated deficit of approximately Rs.11,590.8 million ($241.5 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

          Our highest operational priority for the current fiscal year is to reduce negative cash flow incurred during our rapid growth phase. We have undertaken a number of measures designed to accomplish this objective, including reducing the amount of working capital required by our business and reducing bandwidth costs. We reduced our working capital requirements through an enhanced focus on collecting receivables and revising the timing of our billing practices. We reduced our bandwidth costs through negotiation with multiple suppliers and increasing the role of our fixed wireless mode of delivery over the last mile. We do not know whether these measures, or other measures which we may undertake in the future, will be successful in reducing negative cash flow in future periods.

As a result of its former control by the Government of India, VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

          VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. VSNL had approximately 587,000 subscribers as of March 31, 2002. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

          Our corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited and Sprint-RPG Limited. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

          A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of November 30, 2002, approximately 404 companies had obtained Internet service provider licenses in India, including 68 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access to remain extremely price competitive.

          Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

          Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

          In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

          “Satyam” is a trademark owned by Satyam Computer Services. The interest of Satyam Computer Services in our company was reduced to approximately 37% in connection with the private placement financing transaction with SAIF Investment Company Limited, or SAIF, and Venture Tech Solutions Pvt. Limited, or VentureTech, that was completed in December 2002. In anticipation of the need to cease using the Satyam brand name, we changed the name of our company from Satyam Infoway Limited to Sify Limited in January 2003. In connection with our name change, our company will be promoted exclusively under the Sify brand name. Our results of operations may be adversely affected by decreased brand recognition and decreased customer loyalty resulting from this name change.

A number of large stockholders of our Company and us are party to an Investor Rights Agreement which governs the composition of our Board of Directors and other important corporate matters.

          As of the date of this report, Satyam Computer Services beneficially owns approximately 37% of our equity shares, SAIF beneficially owns approximately 23% of our equity shares and VentureTech beneficially owns approximately 6% of our equity shares and is obligated to purchase additional shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant influence over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

          Circumstances may arise in which the interests of Satyam Computer Services, SAIF, VentureTech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

          In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 37% of our outstanding equity shares as of the date of this report. Any significant sale of our equity shares might hurt the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. As of the date of this report, Messrs. K. Thiagarajan and V. Srinivas served on our Board of Directors as the nominees of Satyam Computer Services. Mr. S. Srinivasan is serving in the role of the our Chairman pending the formal selection of a Chairman by our Board of Directors. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our subscribers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

          Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

•	the range of services provided by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our Internet access services division; and

•	advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

•	our capital expenditures and other costs relating to our operations could require us to generate additional revenue in order to be profitable;

•	the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies may require us to re-evaluate our business strategy and/or to adapt our services to be compatible with such technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

          We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

          You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

          We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a decrease in the revenues generated by our Internet access services division. A violation of our Internet service provide license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

          We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

Security breaches could damage our reputation or result in liability to us.

          Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

          The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

          Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

          Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

          In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately 13 months, and our agreements with Messrs. Zacharias and Santhanakrishnan have a term of three years. Our stockholders approved an extension of Mr. Ramaraj’s tenure as Managing Directors for an additional five years, effective April 1, 2003.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

          We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 10% of our revenues in fiscal 2002. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

          Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. We believe that we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation and, in the event there is an adverse outcome, our business could be harmed.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

          In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications’ remaining outstanding shares, which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire IndiaPlaza.com. In December 2000, we completed our acquisition of IndiaPlaza.com. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In addition, during the quarter ended June 30, 2002, we recorded a non-cash charge of Rs.86.2 million relating to the investments. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited.

          We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

          We have a significant, non-controlling minority interest in Wisden CricInfo Limited (successor to the business of CricInfo) and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Wisden CricInfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control.

          As of December 31, 2002, 700 cybercafés were franchised and 27 cybercafés were owned and operated by our company. Franchise relationships are subject to a number of special risks. For example, we do not operate or control our franchisees, and they may not meet their obligations under our franchise agreements with them. The failure of a franchisee to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees, which may result in litigation or the termination of one or more of our franchise agreements. Our franchisees could attempt to organize themselves into unions in order to negotiate more favorable terms in our franchise agreements. Any failure to continue our relationships with our franchisees on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

          Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

          Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

          We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

          Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (currently equivalent to one million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (currently equivalent to four million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

          U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

          As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

          Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

          As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

          The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through January 31, 2003, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

          The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

          We may not be able to maintain our Nasdaq National Market listing.

          In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of our ADSs on the Nasdaq National Market recently closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also pending or expected material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

          We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

          The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001 our former parent company, Satyam Computer Services, announced its intention to divest its investment in our company. In December 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 2.0 million equity shares to VentureTech. We have also agreed to sell an aggregate of 2.0 million additional equity shares to VentureTech no later than April 30, 2002. The resale of the ADSs sold to SAIF is covered by a registration statement filed with the United States Securities and Exchange Commission, and such ADSs are freely tradable. Any significant sales or our equity shares or ADSs might hurt the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this report may not be realized.

          This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

Risks Related to Investments in Indian Companies

          We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

          During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2002 and early 2003, the United States and several other NATO countries made preparations for war with Iraq. Both countries have amassed troops along their common border. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

          Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

          If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

          The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from March 1, 2000 through February 28, 2003, the value of the rupee against the U.S. dollar declined by approximately 9.5%, although the rupee appreciated against the dollar in late 2002 and early 2003. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the dollar will result in foreign exchange losses to the extent we hold excess cash in dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

          Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

          The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute before the Telecom Regulatory Authority of India, or TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

          The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2002, this tax rate was subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. The tax surcharge for fiscal 2003 has been increased to 5.0% resulting in an effective tax rate of 36.8%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India.

However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

          The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of December 31, 2002, 700 iway cybercafés were franchised and 27 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

          Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

          Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

          If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

          Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

          Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Other Information

Legal Proceedings

          Our subsidiary, IndiaWorld Communications, was involved in litigation in the United States relating to the IndiaWorld trademark, which dispute was settled during the quarter ended December 31, 2002 without liability to Sify or IndiaWorld Communications.

Changes in Securities and Use of Proceeds

          On December 16, 2002, we completed the private placement of 7,558,140 ADSs to Softbank Asia Investment Fund and 2,034,883 equity shares to VentureTech Solutions Private Limited. The issuances were made in transactions exempt from registration under the Securities Act of 1933 by virtue of one or more of Section 4(2) of such Act and Regulations D and S promulgated thereunder. A description of the terms of such placement has been provided in our Forms 6-K dated October 10 and October 25, 2002, and is incorporated herein by reference.

Submissions of Matters to a Vote of Security Holders

          We held an extraordinary general meeting of shareholders on December 9, 2002 to consider resolutions related to:

•	amendments to our articles of association;

•	an increase in our authorized share capital;

•	an amendment to our memorandum of association;

•	an issue of further share capital;

•	an additional allocation for our associate stock option plan;

•	the change of our legal name to “Sify Limited”; and

•	the reappointment of our managing director.

These resolutions are more fully described in our notice to shareholders previously filed as an exhibit to a Form 6-K dated October 10, 2002. All of these resolutions were adopted by the votes required under applicable Indian law.

Exhibits and Reports on Form 6-K

(a)	Exhibits

Report on Form 6-K filed October 10, 2002;

Report on Form 6-K filed October 25, 2002; and

Report on Form F-3 filed December 17, 2002.

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: March 31, 2003

SIFY LIMITED
By:		/s/ R. Ramaraj

	Name: Title:	R. Ramaraj Chief Executive Officer